Exhibit 4.6

THIRD AMENDMENT TO THE ALLERGAN, INC. RETIREMENT 401(k) PLAN
(Amended and Restated as of October 1, 2017)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Retirement 401(k) Plan (Amended and Restated October 1, 2017), as amended (the “Plan”);

WHEREAS, Section 10.1 of the Plan authorizes the Company, by action of the Board of Directors of the Company, the Company’s officers, the Allergan Benefits Oversight Committee, or to the extent plan sponsor authority has been so delegated, to the Employee Benefits Committee, to make amendments to the Plan;

WHEREAS, the Company has determined that it is in its best interest to amend the Plan to permit participation in the Plan by employees who are considered non-resident aliens for purposes of the Internal Revenue Code of 1986, as amended, but have U.S. source earned income from a participating employer in the Plan, such as F-l visa holders; and

WHEREAS, the Vice President, Rewards of Allergan plc has the authority to amend the Plan (on behalf of the Company).

NOW THEREFORE, BE IT RESOLVED, that the Plan is amended as follows:

1. Section 2.22(a) shall be amended, effective as of May 1, 2019, to read as follows:

“(a) any non-resident alien who receives no earned income (within the meaning of Code Section 911(d)(2)) from an Employer that constitutes income from sources within the United States, as defined in Code Section 861(a)(3).”

IN WITNESS WHEREOF, the Vice President, Rewards of Allergan plc hereby causes this Third Amendment to the Allergan, Inc. Retirement 401(k) Plan (Amended and Restated as of October 1, 2017), to be adopted as of the date set forth below.

Date: April 30, 2019	By:	/s/ Eric Stern
Eric Stern
Its: Vice President, Rewards